

FOR IMMEDIATE RELEASE

MICHAEL J. SCHALL   MARY C. JENSEN
CHIEF FINANCIAL OFFICER   DIRECTOR OF INVESTOR RELATIONS
(650) 849-1600   (650) 849-1656

ESSEX ANNOUNCES 2004 FOURTH QUARTER AND ANNUAL RESULTS
2004 FFO Per Share Increases 9.8% to $4.49

Palo Alto, California—February 2, 2005—Essex Property Trust, Inc. (NYSE:ESS), a Real Estate Investment Trust (REIT) with ownership interests in apartment communities located in targeted West Coast markets, today reported its fourth quarter and annual operating results for the periods ended December 31, 2004.

Net income available to common stockholders for the quarter ended December 31, 2004 totaled $32.0 million, or $1.38 per diluted share, compared to net income available to common stockholders of $5.8 million, or $0.25 per diluted share, for the quarter ended December 31, 2003. For the year ended December 31, 2004, net income available to common stockholders totaled $77.7 million, or $3.36 per diluted share, compared to net income available to common stockholders of $33.9 million, or $1.57 per diluted share for the year ended December 31, 2003.

Funds From Operations (FFO) for the quarter ended December 31, 2004 totaled $29.4 million, or $1.14 per diluted share, compared to $23.6 million, or $0.94 per diluted share for the quarter ended December 31, 2003. For the year ended December 31, 2004 Funds From Operations (FFO) totaled $114.4 million, or $4.49 per diluted share, compared to $97.9 million, or $4.09 per diluted share for the year ended December 31, 2003. Excluding the non-recurring items that are included in the quarterly results, FFO for the quarter ended December 31, 2004 would have been $26.4 million, or $1.03 per diluted share.

FFO is a supplemental financial measurement defined by the National Association of Real Estate Investment Trusts (NAREIT) to measure and compare operating performance of equity REITs. A reconciliation of FFO to net income (the most directly comparable measure in accordance with the generally accepted accounting principles) is included in the Company's supplemental financial information, which can be obtained on the Company's web site. For a more comprehensive definition of FFO and an explanation as to why we believe this is a useful measure of the Company's operating performance, please refer to the last page of this press release.

The Company's fourth quarter results include the following non-recurring items:

- The Company's equity method share of gains resulting from the sale of seven Fund I multifamily properties, combined with the sale of its 49.9 percent direct ownership interest in Coronado at Newport North, totaled $25.2 million (not included in FFO). In addition, the Company's equity method share of a non-cash loss related to the write-off of unamortized loan fees on the properties that were sold totaled $335,000 (included in FFO).
- A promote distribution in the amount of $3.8 million (included in FFO), resulting from the incentive income allocation provisions of the Fund I agreement.
- A reserve for employee-related litigation costs in the amount of approximately $500,000 (included in FFO).

	Quarter Ended December 31,			Year Ended December 31,		
	2004	2003	Percent Change	2004	2003	Percent Change
Property Revenues	$74,412	$64,331	15.7%	$283,483	$251,576	12.7%
Net Income Available to Common Stockholders	$32,025	$ 5,760	456.0%	$ 77,741	$ 33,934	129.1%
Funds From Operations (FFO)	$29,380	$23,609	24.4%	$114,380	$ 97,870	16.9%
Per Diluted Share:						
Net Income Per Share	$1.38	$0.25	452.0%	$3.36	$1.57	114.0%
FFO Per Share	$1.14	$0.94	21.3%	$4.49	$4.09	9.8%

(1) The results for the three months and year ended December 31, 2003 have been restated to reflect the retroactive adoption of SFAS 123, Accounting for Stock Based Compensation, and FASB Interpretation No. 46 Revised ("FIN 46R"), Consolidation of Variable Interest Entities, an interpretation of ARB No. 51.

PORTFOLIO COMPOSITION

As of December 31, 2004 and December 31, 2003, the following table compares Essex's regional concentrations for its multifamily portfolio, which includes all properties that the Company has an ownership interest in.

	As of December 31, 2004		As of December 31, 2003	
	Number of Apartment Homes	%	Number of Apartment Homes	%
Southern California	13,479	54	14,943	58
San Francisco Bay Area	5,284	21	4,605	18
Seattle Metro. Area	4,776	19	4,515	17
Portland Metro. Area	875	4	1,371	5
Other	578	2	578	2
Total	**24,992**	**100**	**26,012**	**100**

PROPERTY OPERATIONS

The following operating results omit properties in development or lease-up; properties owned or consolidated less than a year, and properties that are accounted for under the equity method of accounting.

A breakdown of the percent change in same-property net operating income compared to the three months and twelve months ended December 31, 2004 for Essex's multifamily properties is as follows:

	Quarter ended 12/31/04			Year Ended 12/31/04			2004 Original Guidance		
	Rev.	Ops. Exp.	NOI	Rev.	Ops. Exp.	NOI	Rev.	Ops. Exp.	NOI
Southern California	3.0%	-3.7%	6.0%	3.6%	1.4%	4.7%	3.5%	3.7%	3.4%
Northern California	-2.3%	1.0%	-3.9%	-4.0%	0.5%	-6.0%	-3.6%	0.3%	-5.4%
Pacific Northwest	1.2%	3.3%	0.0%	1.4%	3.1%	0.4%	1.5%	3.1%	0.7%
Same Prop. Avg.	**1.1%**	**-0.6%**	**1.9%**	**0.9%**	**1.5%**	**0.6%**	**1.3%**	**2.7%**	**0.5%**

A breakdown of the same-property financial occupancies for Essex's multifamily properties is as follows:

	For the Quarters Ended		
	12/31/04	9/30/04	12/31/03
Southern California	96.5%	96.5%	97.0%
San Francisco Bay Area	95.2%	96.3%	96.4%
Pacific Northwest	95.4%	95.6%	95.9%
Same-Property Average	**95.9%**	**96.2%**	**96.6%**

A breakdown of same-property concessions for Essex's multifamily properties is as follows:

	For the Quarters Ended		
	(in thousands)		
	12/31/04	9/30/04	12/31/03
Southern California	$108.8	$117.0	$119.6
San Francisco Bay Area	168.6	47.1	347.1
Pacific Northwest	103.1	110.0	315.4
Same-Property Total	**$380.5**	**$274.1**	**$782.1**

Concessions for the Company's consolidated portfolio, on a sequential basis, were $735,900 for the quarter ended December 31, 2004, compared to $521,500 for the quarter ended September 30, 2004. Concessions for the quarter ended December 31, 2003 were $996,000.

Average same-property concessions totaled $219 per turn for the quarter ended December 31, 2004, compared to $117 per turn for the quarter ended September 30, 2004. Average same property concessions were $445 per turn for the quarter ended December 31, 2003.

The following is the sequential percentage change in same-property revenues for the quarter ended December 31, 2004 versus the quarter ended September 30, 2004:

	Revenues
Southern California	0.7%
San Francisco Bay Area	-2.5%
Pacific Northwest	-1.0%
All Same-Property	**-0.5%**

ACQUISITIONS

During the fourth quarter, the company acquired four multifamily communities aggregating 645 units for a combined contract price of approximately $109.9 million, utilizing a portion of the proceeds from the sale of its investment in Coronado at Newport North, a 732-unit multifamily community located in Newport Beach, California. These acquisitions do not include transactions made through the Essex Apartment Value Fund II, L.P. The properties acquired directly by Essex are listed below:

- On November 2, 2004, the Company acquired Fairwood Pond Apartments, a 194-unit apartment community located in Renton, Washington for approximately $21.1 million.
- On November 11, 2004, the Company acquired The Esplanade Apartments, a 278-unit apartment community located in San Jose, California for approximately $60.5 million.
- On December 17, 2004, the Company acquired two apartment communities – Woodside Village and Pinehurst Apartments – aggregating 173 apartment units, located in Ventura, California, for approximately $28.3 million.

DEVELOPMENT

As of December 31, 2004, the Company had ownership interests in development communities that have combined estimated construction costs of approximately $89.6 million. This amount excludes development projects owned by the Essex Apartment Value Fund, L.P. that are described later in this press release.

During the quarter, the Company entered into a joint venture to develop a 5-story apartment building aggregating 275 apartment homes in Los Angeles's downtown area, which is near Essex's Bunker Hill property. Upon completion, the 275-unit multifamily community will offer 220 market-rate units and 55 affordable-rate units. The cost to develop this project is estimated at approximately $62.6 million. The joint venture has obtained $47.0 million of tax-exempt bond financing on the project, which will be drawn upon to fund future construction costs. Essex has originated a $7.4 million mezzanine loan to the joint venture, which bears an interest rate of 14.0 percent, and subject to various conditions, matures in December 2009. The Company's limited partnership equity investment is approximately $3.2 million and will receive 75 percent of the cash flow up to a 22.67 percent priority return, and 50 percent of cash flow thereafter. Essex has also provided a construction completion guarantee in the amount of $4.8 million. Pursuant to FIN46 (R) the Company has consolidated this joint venture.

As previously released, the Company does not anticipate any material impact from development transactions to Funds From Operations (FFO) in 2005. The Company's development pipeline and stabilization assumptions can be found in the Company's 2004 Supplemental Financial Reporting Package, on the "Development Communities" page, which is available on the Company's Web site at www.essexpropertytrust.com.

REDEVELOPMENT

The Company defines redevelopment communities as existing properties owned or recently acquired, which have been targeted for investment by the Company with the expectation of increased financial returns through property improvement. Redevelopment communities typically have apartment units that are not available for rent and, as a result, may have less than stabilized operations. As of December 31, 2004, the Company had ownership interests in six redevelopment communities (including redevelopment projects owned by the Essex Apartment Value Fund, L.P. described below), aggregating 2,512 apartment units with estimated redevelopment costs of $35.0 million, of which approximately $24.9 million remains to be expended. The Company is obligated to fund $21.4 million of the remaining expenditures.

FINANCING ACTIVITIES

On November 15, 2004, the Company repaid a non-recourse mortgage that matured in the amount of $25.6 million. The interest rate on this loan was 7.1%.

ESSEX APARTMENT VALUE FUND, L.P.
FUND I ACTIVITIES

During the quarter, the Essex Apartment Value Fund, L.P. ("Fund I") (An affiliate of Essex Property Trust which is a 1 percent general partner and 20.4 percent limited partner in Fund I) announced its second close on the sale of its Fund I assets to United Dominion Realty Trust (UDR). As part of the sale, seven multifamily communities, aggregating 1,904 apartment units, which included Essex's 49.9 percent direct ownership interest in Coronado at Newport North, were sold for a contract price of approximately $322 million.

In total, the UDR contract provides for the sale of sixteen Fund I apartment communities, including the Company's 49.9 percent direct ownership interest in Coronado at Newport properties, which total 4,646 units for a total contract price of $756 million. To date, fourteen apartment communities, totaling 3,681 units have been sold for an aggregate contract price of approximately $586 million. Two remaining Fund I properties are anticipated to be sold to UDR in 2005 – Coronado at Newport South, a 732-unit apartment community located in Newport Beach, California, which is currently undergoing redevelopment, and River Terrace, a newly developed 250-unit apartment community located in Santa Clara, California that is currently in lease up.

In connection with these dispositions that occurred during the quarter, and based on the Company's limited partnership interest, the Company recognized an equity method share of the gains on sale of real estate of $25.2 million and a non-cash loss on the early extinguishment of debt related to the write-off of unamortized loan fees on those property sales of $335,000. The Company's general partnership interest provides for "promote distributions" upon attainment of certain financial returns. During the quarter, the Company received promote distributions related to the sales of the Fund I properties in the amount of $3.8 million.

Fund I also owns the Kelvin Avenue land parcel, located in Irvine, California, which has been planned for development into a 132-unit apartment community.

FUND II ACTIVITIES

During the quarter, the Essex Apartment Value Fund II, L.P. ("Fund II") (An affiliate of Essex Property Trust, which has a 28.2 percent interest as general partner and limited partner in Fund II) acquired, in a portfolio transaction, three multifamily apartment communities that aggregate 907 multifamily units for a contract price of approximately $130.0 million. In conjunction with the transaction, Fund II originated three new loans totaling approximately $76.6 million that have a fixed interest rate of 4.89 percent, which matures on December 1, 2013 with a 1-year extension option. The properties acquired by Fund II are listed below:

- Harbor Cove, a 400-unit apartment community located in Foster City, California
- Carlmont Woods, a 195-unit apartment community located in Belmont, California.
- Parcwood Apartments, a 312-unit apartment community located in Corona, California.

OTHER COMPANY INFORMATION

Essex's total market capitalization at December 31, 2004 was approximately $3.6 billion. A detailed calculation of such market capitalization is included in the Company's supplemental financial information, which can be obtained on the Company's web site. The Company's mortgage notes payable had an average maturity of 9.1 years and an average interest rate of 5.9 percent. As of December 31, 2004, the Company's debt-to-total-market-capitalization ratio was 36.4 percent.

On December 17, 2004, the Company released its FFO guidance for 2005, and based on the assumptions disclosed in that press release, the Company estimates Funds From Operations (FFO) per diluted share for each of the quarters in 2005 (assuming the mid-point of the guidance range) is as follows:

	FFO Per Diluted Share
First Quarter 2005	$1.03
Second Quarter 2005	1.15
Third Quarter 2005	1.06
Fourth Quarter 2005	1.17
	$4.41

On December 14, 2004, the Company's Board of Directors declared a regular quarterly cash dividend of $0.79 per common share, which was payable on January 14, 2005 to shareholders of record as of December 31, 2004. This represents an annualized dividend distribution of $3.16 per common share.

On November 11, 2004, the Company's Board of Directors declared a quarterly distribution of $0.48828 per share, which represents an annual distribution of $1.9531 per share on its 7.8125 percent Series F Cumulative Redeemable Preferred Shares. Distributions were payable on December 1, 2004 to shareholders of record as of November 16, 2004.

CONFERENCE CALL WITH MANAGEMENT

The Company will host a live earnings conference call with management that is open to the public on Thursday, February 3, 2005 at 11:00 a.m. PDT – 2:00 p.m. EDT. Participants may gain access via the Internet by going to the Company's website at www.essexpropertytrust.com and clicking on the fourth quarter earnings release link, or via phone by dialing (800) 478-6251 (a password is not required). A replay of the call will be available via the Internet for 90 days following the live call, along with a digital replay available at (888) 203-1112 using the passcode, 188550.

COMPANY PROFILE

Essex Property Trust, Inc., located in Palo Alto, California and traded on the New York Stock Exchange (ESS), is a fully integrated real estate investment trust (REIT) that acquires, develops, redevelops, and manages multifamily residential properties in selected West Coast communities. Essex currently has ownership interests in 120 multifamily properties (25,172 units), and has 777 units in various stages of development. Additional information about Essex can be found on the Company's web site at www.essexpropertytrust.com or by calling (650) 494-3700. If you would like to receive future press releases via e-mail-please send a request to investors@essexpropertytrust.com.

This press release and accompanying supplemental financial information have been filed electronically on Form 8-K with the Securities and Exchange Commission and can be accessed on the Company's Web site at www.essexpropertytrust.com. If you are unable to obtain this information via the Web, please contact Essex's Investor Relations Department at (650) 494-3700.

Funds from Operations
Funds from Operations, as defined by the National Association of Real Estate Investment Trusts ("NAREIT") is generally considered by industry analysts as an appropriate measure of performance of an equity REIT. Generally, FFO adjusts the net income of equity REITS for non-cash charges such as depreciation and amortization of rental properties, gains/ losses on sales of real estate and extraordinary items. Management considers FFO to be a useful financial performance measurement of an equity REIT because, together with net income and cash flows, FFO provides investors with an additional basis to evaluate the performance and ability of a REIT to incur and service debt and to fund acquisitions and other capital expenditures. FFO does not represent net income or cash flows from operations as defined by generally accepted accounting principles (GAAP) and is not intended to indicate whether cash flows will be sufficient to fund cash needs. It should not be considered as an alternative to net income as an indicator of the REIT's operating performance or to cash flows as a measure of liquidity. FFO does not measure whether cash flow is sufficient to fund all cash needs including principal amortization, capital improvements and distributions to shareholders. FFO also does not represent cash flows generated from operating, investing or financing activities as defined under GAAP. Further, Funds from Operations as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:
This press release includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include statements regarding estimated FFO per diluted share amounts for 2005, the anticipated sale dates of the two remaining Fund I properties to be sold to UDR, the expected investment return from the sale of condominiums at the Essex at Lake Merritt, anticipated costs and completion dates of development and redevelopment projects, the estimated impact of development transactions to the Company's FFO in 2005 and future leasing activities. The Company's actual results may differ materially from those projected in such forward-looking statements. Factors that might cause such a difference include, but are not limited to, changes in market demand for rental units and the impact of competition and competitive pricing, changes in economic conditions, unexpected delays in the development and stabilization of development and redevelopment projects, future activities with Fund II, unexpected difficulties in leasing of development and redevelopment projects, total costs of renovation and development investments exceeding our projections and other risks detailed in the Company's filings with the Securities and Exchange Commission (SEC). All forward-looking statements are made as of today, and the Company assumes no obligation to update this information. For more details relating to risk and uncertainties that could cause actual results to differ materially from those anticipated in our forward-looking statements, and risks to our business in general, please refer to our SEC filings, including our most recent Report on Form 10-K for the year ended December 31, 2003.

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